SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         Sybron Dental Specialties, Inc.

                            (Name of Subject Company)
                               Danaher Corporation
                             Smile Acquisition Corp.

                        (Name of Filing Persons Offerors)
                     Common Stock, Par Value $0.01 Per Share

                         (Title of Class of Securities)

                                    871142105

                      (CUSIP Number of Class of Securities)

                                 Daniel L. Comas
                    2099 Pennsylvania Ave., N.E., 12th Floor
                              Washington, D.C. 2006
                                  202-828-0850
            (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                  - Copies to -

                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

                             CALCULATION OF FILING FEE
Transaction Valuation                                   Amount of Filing Fee
--------------------------------------------------------------------------------
Not Applicable                                             Not Applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:  None.            Filing  Party:  Not  applicable.
Form or Registration No.: Not applicable.   Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[X] third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Excerpt from the Transcript of Danaher's First Quarter 2006 Earnings Call on April 29, 2006

DANAHER CORP.           DHR             Q1 2006 EARNINGS CALL      APR. 20, 2006
COMPANY                 TICKER          EVENT TYPE                 DATE

MANAGEMENT DISCUSSION SECTION

[MATERIAL NOT RELEVANT]

Last week, we announced our tender offer for Sybron Dental Specialties. Sybron based in Newport Beach, California is a leading manufacturer of dental consumables and small equipments. Sybron's revenues for the fiscal year ended September 30th, 2005, were approximately $650 million. This offer is subject to customary conditions, including the tender of a majority of the outstanding shares into the offer, regulatory approvals in the absence of a material adverse change with respect to Sybron Dental. We expect to fund the purchase price through the combination of available cash and debt and expect to complete the transaction in the second quarter of 2006. We believe the acquisition of Sybron Dental would represent an excellent addition to our existing dental products portfolio and we look forward to working with the talented team at Sybron.




www.CallStreet.com    *   212.931.6515    *     Copyright   2005 CallStreet

DANAHER CORP.           DHR             Q1 2006 EARNINGS CALL      APR. 20, 2006
COMPANY                 TICKER          EVENT TYPE                 DATE

QUESTION AND ANSWER SECTION

Operator: At this time, I would like to remind everyone in order to ask a question, press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

[MATERIAL NOT RELEVANT]

Q- Nicole Parent: KaVo, Larry.

A - Larry Culp: KaVo, obviously we are feeling great about our general business forward, when we are talking about putting two plus billion dollars on the table for Sybron. As we saw, as we indicated in our prepared remarks, positive impact, positive results from the restructuring activities, but more importantly, the new products the sales force changes as we go to market programs, we are very pleased with what we're saying. I think when you see the imaging sales up at the way they are, I think, you're seeing tangible evidence of how DBS will have impact not only in product development, but also on other market activities in the Dental space. And as we look at Sybron, our company we think will be in excellent condition. We just see more opportunity to do just that. Obviously different context, because Sybron is more successful historical than KaVo, but in both instances we see a lot of run, like lot of opportunities.

[MATERIAL NOT RELEVANT]

Q - John Inch: Maybe just the final one on Sybron. I see it's trading above your offer price. If I remember, Dan, on the 12th, you made the comment that to get to your ROI, you have to look up five years. I mean if someone does counter, can I interpret or can we interpret those comments to suggest that it would be unlikely that you would counter that just based on the ROI dynamic?

A - Larry Culp: John, can I jump in there?

Q - John Inch: Sure.

A - Larry Culp: I think it is - what we read here in the last day or so actually gave us great encouragement. We know this is an excellent company, as we indicated last week. We think it's a great addition to Danaher. We like the product balance here, equipment consumables, we like the geographic balance given where they are here in the US. We like the joint opportunities, short-term, long-term between the businesses. As you indicated, like Fluke, like hawk, we will - that's a full price here, we think this is a value created for our shareholders. The documentation of the - that they filed clearly encourages us. There are no other firm offers out there. The other parties that were in the hunt, if I can use that term, clearly admitted they have more work to do and they have significant regulatory hurdles. So you put all that together, I think we - we clearly think this is going to be a winner for us. And if I can add, I was out there Monday. The first opportunity, I've been able to have with the team since we made the announcement, I was very encouraged by the reaction that we received. The team is very pumped up and am talking not only about the senior team but the broader management group, the quality group of people. All of them have their own list of ideas, of things that we can do together. The public [ph] response and I speaking out really to the market, but those in the industry, has been very positive really without exception. So, we're excited about

DANAHER CORP.           DHR             Q1 2006 EARNINGS CALL      APR. 20, 2006
COMPANY                 TICKER          EVENT TYPE                 DATE

doubling the size of our general business. We're excited about what this does for our Medtech platform and obviously the position Danaher at a very close to $10 billion revenue level. So it is all up obviously, this is a big move for us, but one that we're excited and confident about.

Q - John Inch: And then - can you just remind us what is the hard date, the 30 day tender whenever then when if you - presuming you guys get the deal, when is it expected to close again?

A - Larry Culp: I believe its May 15 or May 16.

Q - John Inch: And then it closes then --?

A - Larry Culp: We wouldn't - I mean assuming we have more than 50%, we would take that down and have control of the company. We think we got all our regulatory filings done in the next day or two we would expect to take down control of the company within the next four weeks.

[MATERIAL NOT RELEVANT]

Q - Ann Duignan: I think I'm just going to change my name. Just following up on John's question there, assuming that the deal does go through, your 10-Q states that management and other personnel would be required to devote significant attention to the integration of the business. Larry, should I read anymore into that than just the standard statement or does this imply somewhat that once you get this acquisition that the pace of acquisitions may have to slow for a while?

A - Larry Culp: Ann, I think your first take is spot on. Obviously, there are requirements in those filings with some of our attorneys help us with, but without in anyway understating the magnitude of the investment that we're making at Sybron, it's really - we're inheriting, we think a very competent team out there, a team that we are excited to have as part of Danaher and based on what I saw on Monday, a team that will be part of what we're about. We actually have limited impact elsewhere. It doesn't really [indiscernible] team and it can go right down the line, and while it's our largest transaction, we don't think it puts us out in deal game this year. So, we would still expect, as I tried to indicate last week, that we will be active this year, elsewhere, outside of Sybron in making investments that we think create long-term value and competitive advantage for Danaher.

Q - Ann Duignan: Okay. And following along the same lines, do you see any changes in your organizational structure coming about now that you've built that scale and some of these new business segments? For example, would you consider an office of COO or some structure like that, or are you comfortable with the way that these businesses are kind of expanding the control as they stand today?

A - Larry Culp: Well, Ann, that's an excellent question, because it's something that we always are thinking about, given the growth, growth always demands, I think, adjustments in the work structure. But we have had in the five years that I've been CEO, what we call our Office of the Chief Executive, which is really the senior team, Pat and Dan, Phil Knisely, Steve Simms. We added Jim Lico to that group last year, I think not only in recognition of his tremendous performance, but also

DANAHER CORP.           DHR             Q1 2006 EARNINGS CALL      APR. 20, 2006
COMPANY                 TICKER          EVENT TYPE                 DATE

the growth that we've had and the growth that we anticipate. So, as we look at that OCE, as we call it, we look at the leadership team broadly. We feel good about our capital and our bandwidth in that regard, but obviously as the organization evolves, we'll make adjustments as appropriate. But again, I think in the case of Sybron, they were in the process of an organizational transition themselves, a CEO succession, their CEO steps up here and we're excited about having him take the reins of that business with us.

[MATERIAL NOT RELEVANT]

                            FORWARD LOOKING STATEMENT

Statements in this document regarding the proposed acquisition of Sybron Dental, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about managements' future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words "believes," "will," "plans," "anticipates," "expects" and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the ability of Danaher to successfully integrate Sybron Dental's operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in Danaher's Annual Report on Form 10-K for the year ended December 31, 2005. Danaher disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.